On April 14, 2005, the Board of Directors voted to amend the Company's By-laws to reduce the size of the Board to eleven directors, effective
April 14, 2005, and to further reduce the size of the Board to ten directors, effective
April 27, 2005. Accordingly, the fourth sentence of Section 3.1 of the Company's By-laws was amended, effective April 14, 2005, to state: The number of directors is fixed at eleven, and, effective
April 27, 2005, to state: The number of directors is fixed at ten.